FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 3, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group announces the disclosure of European Embedded Value for Winterthur's Life & Pensions business

Zurich, May 3, 2006 Credit Suisse Group today disclosed the European Embedded Value (EEV) for Winterthur, its insurance business. EEV is a quantitative framework providing additional insights on life insurance businesses and their development to complement financial statements.

•	As per year end 2005, the EEV for Winterthur's Life & Pensions business amounted to CHF 6,117 million with a Return on EEV of 15%.
•	The Value of New Business reached CHF 260 million for 2005; it corresponds to an Annual Premium Equivalent (APE) of CHF 1,459 million and an APE margin of 18%.

Winterthur benefited from further operational improvements in the in-force business, profitable New Business generation and favorable equity markets. Lower interest rates and higher capital market volatilities had an adverse impact on EEV, but the effect has been partly mitigated through Winterthur's asset liability management. To provide further transparency, Credit Suisse Group also disclosed relevant EEV sensitivities and a reconciliation to Winterthur's US GAAP equity.

Winterthur's EEV numbers are based on the EEV Principles set by the CFO Forum, a working group representing 19 leading European insurers including Winterthur. The member companies agreed to apply these principles in the form of supplementary reports as of year end 2005 with the goal to improve transparency and comparability of embedded value reporting across Europe. The EEV methodology that has been adopted by Winterthur and on the basis of which Winterthur's EEV will be disclosed annually in the future, uses a bottom-up market consistent approach to set the economic assumptions and to allow explicitly for the risk inherent to the life insurance business.

"The release of Winterthur's EEV on a market-consistent basis will allow our shareholders and stakeholders to properly analyse our Life & Pensions insurance business. By implementing the CFO Forum's principles, we demonstrate our commitment to provide solid, robust and transparent information. The EEV numbers deliver, together with the financial statements, a clear picture on the progress we have made with Winterthur over the last three years," said Renato Fassbind, CFO of Credit Suisse Group.

Further information

•	Winterthur's detailed EEV report and a supporting slide presentation are published on the internet under www.credit-suisse.com/eevwinterthur
•	An analyst presentation to provide further explanations will be held later today at 14:00 (BST) / 15:00 (CEST) in London; details under www.credit-suisse.com/eevwinterthur

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•	The analyst presentation will be webcast live and can be viewed on the Credit Suisse website under www.credit-suisse.com/eevwinterthur

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Information

Media Relations Winterthur, telephone +41 52 261 77 44, communications.ch@winterthur.ch
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Winterthur Group
Winterthur is the leading insurer in Switzerland, and ranks among the top ten all-line carriers in Europe. With a history spanning 130 years, Winterthur's life insurance, pension and non-life businesses are based mainly in Western Europe, but the group also has activities in Central and Eastern Europe, the US and Asia. Using a variety of channels, the group manages a balanced product portfolio for private clients as well as small and medium-sized companies. Winterthur operates in 17 countries, and has around 19,000 employees and 13 million clients worldwide. In Q1 2006, the group achieved a business volume of 12.7 billion Swiss francs, and reported assets under management of 159.8 billion Swiss francs as of March 31, 2006. Winterthur is a 100% subsidiary of Credit Suisse Group, a leading global financial services company headquartered in Zurich. Further information about Winterthur can be found at www.winterthur.com.

Reconciliation to US GAAP equity
European Embedded value is not based on US GAAP, which are used to prepare and report the Group's financial statements and should not be viewed as a substitute for US GAAP financial measures. The following table provides a reconciliation of European Embedded Value to US GAAP shareholders' equity at the end of 2005. The Group believes the non-GAAP measure shown herein, together with the US GAAP information, provides a meaningful measure to evaluate the Group's business relative to the businesses of peers. The tables below show a reconciliation of the Group's US GAAP equity to the ANAV [Adjusted Net Asset Value] for Life & Pensions, Non-Life, and for the Other Activities segments as well as Corporate Center (CC)/Eliminations. In respect of the Life & Pensions segment this reflects:
–	Intangible items including deferred acquisition cost (DAC) net of unearned revenue liability (URL), present value of future profits (PVFP) and goodwill
–	Other valuation differences including reserve valuation differences, investment valuation differences and others such as valuation differences on tax, reinsurance, pension fund and other items
Where applicable, the intangible items and other valuation differences are netted against the corresponding deferred bonus reserve (DBR). For the Life & Pensions segment, the reconciliation is extended to include the EEV of this segment.
For the Non-life segment, Other Activities segment and CC/Eliminations the following adjustments are made to the US-GAAP equity to determine their ANAV:
–	Intangible items including goodwill
–	Other valuation differences include the pension scheme deficits (allowing for tax) based on the Life & Pensions segment approach and the impact of marking external debt to market.
For all segments, the intangible items are presented before minorities. The minorities on these items are eliminated as part of the other valuation differences.

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	Reconciliation to US GAAP equity 2005

	Life &		Other	CC /
CHF m	Pensions	Non-Life	Activities	Eliminations	Total

US GAAP equity	6,409	4,124	127	-958	9,702

Intangible items	-2,641	-877	-	-3	-3,521

Other valuation differences	-1,210	-491	-	-130	-1,831

ANAV	2,558	2,756	127	-1,091	4,350

PVIF-TVOG-CoC	3,559	-	-	-	3,559

European Embedded Value	6,117

	Reconciliation to US GAAP equity 2004

	Life &		Other	CC /
CHF m	Pensions	Non-Life	Activities	Eliminations	Total

US GAAP equity	5,737	3,293	236	-1,023	8,243

Intangible items	-2,797	-871	-	-3	-3,671

Other valuation differences	-897	-418	-	-68	-1,383

ANAV	2,043	2,004	236	-1,094	3,189

PVIF-TVOG-CoC	3,428	-	-	-	3,428

European Embedded Value	5,471

PVIF = Present Value of Inforce; TVOG = Time Value of Options and Guarantees; CoC = Cost of Capital

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information
This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on the website at www.credit-suisse.com/sec.

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— European Embedded Value Reporting 2005

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— List of contents

European Embedded Value – Introduction 4

Covered business 4

Summary of EEV results 5 EEV as at December 31,2005 5 Return on EEV 6

Methodology and detailed results 7 Overview 7 Adjusted Net Asset Value 8 Present Value of In-Force 8 Time Value of Options and Guarantees 10 Cost of Capital in respect of required capital and non-market risks 11 Value of New Business 12

Analysis of change 13

Sensitivity analysis 15 Sensitivities recommended by the CFO Forum Principles 15 Additional sensitivities 17

Assumptions 19 Stochastic capital market model 19 Key economic parameters 19 Actuarial assumptions and modeling of dynamic parameters 21 Expenses, inflation and other business assumptions 21

Reconciliation to US GAAP equity 22

European Embedded Value linked to asset liability management 23

Appendix 1: Disclaimer

Appendix 2: Deloitte opinion

Appendix 3: Glossary

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—	European Embedded Value – Introduction

This report summarizes the European Embedded Value (EEV) of Winterthur Group's1 Life & Pensions segment as at December 31, 2005. In preparing the report, Winterthur considered the European Embedded Value Principles. These Principles were published in May 2004 by the CFO Forum – a group representing the Chief Financial Officers of 19 major European insurers including Winterthur –with the intention of improving the transparency and comparability of embedded value reporting across Europe. The CFO Forum agreed that all members would implement the Principles in the form of supplementary reporting from end-2005.

The members of the Board of Directors of Winterthur believe that embedded value information, in conjunction with other publicly disclosed financial information, can provide additional insights for parties interested in the development of the Group’s life and pensions businesses as well as its long-term health insurance activities. The EEV disclosure should not be viewed as a substitute for Winterthur’s consolidated financial statements. The supplementary EEV information is reported along the same lines as the new segmentation in the consolidated financial statements. To allow for a broader picture, a reconciliation to the Group's US GAAP2 equity is also provided.

A key requirement of the EEV Principles is the inclusion of an appropriate allowance for aggregate risks. Winterthur has chosen a market consistent approach to set the economic assumptions for the majority of the businesses covered by the EEV in order to allow for market risks. This means that the economic assumptions have been calibrated to the market prices of a range of capital market instruments at the valuation date. Furthermore, the Time Value of Options and Guarantees (TVOG) has been valued explicitly and an allowance has also been made for non-market risks.

The Board of Directors has approved the disclosure of the EEV supplementary information which is in accordance with the EEV Principles.

Deloitte & Touche LLP was appointed to review the Group’s Life & Pensions segment EEV calculation and disclosure. The scope and the results of its independent review are set out in the Appendix.

—	Covered business

The consolidated financial statements of the Group are structured in three reportable segments as follows: the Life & Pensions segment, the Non-Life segment and the Other Activities segment, which includes all businesses managed by Closed Portfolio Management. In addition, the Group reports certain Head Office costs, the portion of shared function costs unallocated to segments, financing costs from corporate debt beyond the portion directly attributable to operating segments, and taxes withheld on dividends paid by foreign subsidiaries, together with certain consolidation and intersegmental eliminations in Corporate Center/Eliminations.

The EEV results cover businesses reported in the Life & Pensions segment: Life insurance, savings, pension and annuity, health insurance and disability business written by Winterthur’s life and pensions businesses. In addition, the results of businesses providing administration, investment management and other services (including the Corporate Center) have been included to the extent that they are related to the covered business and are reported in the Life & Pensions segment.

[1]	Winterthur Group ("Winterthur" or the "Group") comprises "Winterthur" Swiss Insurance Company and its subsidiaries and affiliates. These include Winterthur Life in Switzerland, as well as Winterthur's life and pensions and non-life operations in Europe, Asia and the United States of America (USA).
"Winterthur" Swiss Insurance Company is a wholly owned subsidiary of Credit Suisse Group, a leading global financial services provider.
[2]	Accounting principles generally accepted in the United States of America (US GAAP).

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For the covered business, more than 99% of technical reserves and pension fund assets under management are included on an EEV basis. The remaining operations in the Life & Pensions segment are included on the basis of their US GAAP equity; segment goodwill is eliminated.

The following geographical areas have been defined within the Life & Pensions segment in accordance with the presentation in the consolidated financial statements:

–	Switzerland contains the continuing business of Winterthur Life in Switzerland but excludes the business written by the foreign branches and subsidiaries, which are included in the appropriate geographical areas.

–	Germany contains the life and health insurance businesses in Germany as well as the related Dutch life insurance subsidiary.

–	Market Group International – Europe (MGI – Europe) contains the other European life and pensions businesses (Belgium, the Czech Republic, Hungary, Luxembourg, the Netherlands, Poland, the Slovak Republic, Spain and the United Kingdom).

–	Market Group International – Overseas (MGI – Overseas) encompasses the Asian life and pensions businesses in Hong Kong, Indonesia, Japan and Taiwan.

–	Other predominantly includes consolidation adjustments as well as the consolidated investment companies owned by businesses within the Life & Pensions segment to the extent that they are not included in the corresponding geographical area. Since this is not an operational geographical area, a number of EEV components do not apply.

The Other Activities segment includes all business managed by Closed Portfolio Management, including business which has been placed into run-off or has been divested in transactions where the Group retains some form of liability (including through the reinsurance arrangements of former Group companies).

—	Summary of EEV results
This section summarizes the highlights of the EEV results for the Life & Pensions segment. All the values are shown after tax and minority interests unless otherwise stated.

EEV as at December 31, 2005

The Life & Pensions segment EEV as at December 31, 2005, was CHF 6,117 million. It increased by CHF 646 million compared to the 2004 values. An analysis of change explaining the movements from 2004 to 2005 is shown in the relevant section.

				European Embedded Value 2005		EEV 2004	VoNB 2005

CHF m	ANAV	PVIF	TVOG	CoC	Total	Total

Switzerland	958	2,638	-471	-399	2,726	2,483	74

Germany	221	517	-95	-167	476	495	12

MGI – Europe	1,294	1,409	-100	-169	2,434	2,118	84

MGI – Overseas	198	473	-20	-57	594	371	90

Other	-113	-	-	-	-113	4	-

Total Life & Pensions	2,558	5,037	-686	-792	6,117	5,471	260

The Adjusted Net Asset Value (ANAV) grew by 25% to CHF 2,558 million. This was driven mainly by high current year profits and the increase in unrealized capital gains due to the favorable development of most of the relevant equity markets. Net

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capital outflows from the Life & Pensions segment and the new business strain reduced the overall increase in the ANAV.

The Present Value of In-Force (PVIF) increased by 5% to CHF 5,037 million, with substantial variations across the geographical areas. The change in the PVIF was mainly driven by the transfer of current year profits to the ANAV, changes in interest rates and new business written during the year, as well as operating assumption changes. Economic assumption changes due to lower interest rates had a negative impact on the PVIF while – on a Group-wide basis – operating assumption changes had a positive impact.

The TVOG changed from CHF -470 million as at December 31, 2004, to CHF -686 million as at December 31, 2005, with substantial variations across the geographical areas. Most of the TVOG arises in Switzerland and Germany. The increase in the TVOG was mainly due to the substantial increase in the corresponding interest rate volatilities between the opening and closing valuation dates, although hedging measures implemented during the year partially mitigated this adverse impact.

The Cost of Capital (CoC) changed from CHF -884 million to CHF -792 million despite the general growth of the underlying business. This was mainly driven by a reduction in the required capital (on which frictional costs are incurred) in Switzerland as a result of an increase in the policyholder surplus available to support the solvency capital requirements. In addition to frictional costs, the CoC contained an explicit charge of CHF 447 million for the cost of non-market risks in respect of the businesses that explicitly calculated the TVOG.

The Value of New Business (VoNB) amounted to CHF 260 million, with contributions from all geographical areas. The high contribution from MGI – Overseas was driven by the relatively low levels of guarantees embedded in the new business.

Return on EEV

The return on EEV reflects the change in the EEV and allows for the dividends paid to shareholders during the year, as well as other capital flows into or out of the Life & Pensions segment or across geographical areas within the segment.

	EEV 2005		EEV 2004	Capital flows		Return on EEV

		@ YE 2005	@ YE 2004		@ YE 2005	@ YE 2004
CHF m		FX rate	FX rate		FX rate	FX rate

Switzerland	2,726	2,483	2,483	-195	18%	18%

Germany	476	500	495	-36	2%	3%

MGI – Europe	2,434	2,173	2,118	87	8%	11%

MGI – Overseas	594	394	371	46	39%	48%

Other	-113	4	4	-102	-	-

Total Life & Pensions	6,117	5,554	5,471	-200	14%	15%

The overall return on EEV amounted to 15%, of which 1% was due to favorable foreign exchange (FX) rate movements. All geographical areas contributed to the positive return on EEV, with the largest relative return of 39% at year-end 2005 exchange rates in MGI – Overseas. Overall, the net capital flows of the Life & Pensions segment amounted to CHF -200 million thus being an outflow of the Life & Pensions segment. Capital inflows have generally been used to strengthen the capital base of some businesses in MGI – Europe and MGI – Overseas. Capital outflows are generally dividend payments out of the segment or a geographical area and transfers out of the Life & Pensions segment.

Switzerland: The return on EEV for Switzerland was 18%. This resulted from the strong 2005 profits and high asset returns (on equities and foreign currency denominated assets), while lower Swiss franc interest rates and increasing volatilities had an adverse impact. The capital outflow was mainly due to the net impact of dividends paid and received and other transfers.

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Germany: Germany had a return of 2% at year-end 2005 exchange rates (3% overall return), which mainly reflected the decreasing interest rates during the course of 2005 and increasing interest rate volatilities. Operating assumption changes had a positive overall impact. The capital outflow was driven by dividends payments out of the segment.

MGI – Europe: MGI – Europe achieved a return of 8% at year-end 2005 FX rates. The UK business contributed most to the return as a result of favorable equity markets that increased the asset base in the unit-linked business and therefore increased future fee income, as well as increasing the value of the participating business. The Central and Eastern European and Spanish businesses achieved positive returns, while the Belgian and Dutch businesses experienced negative returns. The capital inflows were mainly related to funding for the Slovakian business.

MGI – Overseas: MGI – Overseas achieved a high return of 39%, driven both by new business and strong equity capital markets. Economic assumption changes had different impacts on the individual businesses depending on their product mix. The capital inflows were used to strengthen the capital base of the businesses and to finance new business.

Other: The change in the geographical area Other reflected the net impact of changes in the consolidation effects and centrally managed FX hedges. It also included changes in the value of the consolidated investment companies net of tax and policyholder participation as well as dividends paid by the consolidated investment companies and other transfers.

—	Methodology and detailed results

The following sections describe the components of the Life & Pensions EEV and the methodology adopted, as well as providing detailed results.

Overview

The components of the EEV are depicted in the diagram below. An important element of the market consistent approach is the derivation of a “market value” balance sheet. The market value of the assets is used to fund future policyholder cash flows on the basis of risk-free interest rates (the certainty equivalent value of liabilities), the TVOG and the CoC. The remainder of the market value of assets represents the EEV. The EEV as illustrated below is the total of the ANAV, the PVIF, the TVOG and the CoC.

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Bottom-up calculations are performed for each business and are based on the cash flows of that business, allowing for both external and intra-Group reinsurance. Where one part of the covered business has an interest in another part of the covered business, the EEV of that business excludes the EEV of the dependent business. This applies in particular to the Swiss and German businesses, which own several life insurance subsidiaries.

Adjusted Net Asset Value

The ANAV is the market value of the shareholders' funds and the after-tax shareholders' interest in the surplus at the valuation date, excluding goodwill. It is presented as the sum of the required capital and free surplus. The level of the required capital for each business is the greater of the EU solvency margin and the local statutory solvency margin, with both items being adjusted for the policyholders’ surplus (e.g. free reserves for future policyholder profit sharing). The definition of required capital is consistently used for both existing and new business.

			2005			2004

	Required			Required
CHF m	capital	Free surplus	ANAV	capital	Free surplus	ANAV

Switzerland	656	302	958	1,214	-629	585

Germany	121	100	221	104	83	187

MGI – Europe	530	764	1,294	484	655	1,139

MGI – Overseas	55	143	198	40	88	128

Other	0	-113	-113	0	4	4

Total Life & Pensions	1,362	1,196	2,558	1,842	201	2,043

Switzerland: The ANAV increased by 64% to CHF 958 million during 2005, reflecting current year profits and the equity market performance. At the same time, the required capital decreased as a result of the increased policyholder surplus that supports solvency requirements. The combined effect was that the free surplus increased from CHF -629 million to CHF 302 million. The negative surplus shown for 2004 is due to the segmental presentation of the geographical area Switzerland in the consolidated financial statements. The legal entity Winterthur Life had solvency margin cover in 2004 and 2005, which exceeded 150%.

Germany: The ANAV increased by CHF 34 million, with a net outflow from the segment (dividends were paid out of the segment). The required capital increased as a result of business growth in the Dutch subsidiary during 2005.

MGI – Europe: Overall, the ANAV increased by CHF 155 million. This increase was partly due to capital injections to fund new business in 2005 and future growth. As a result of business growth, required capital increased by 10% to CHF 530 million.

MGI – Overseas: The ANAV increased by CHF 70 million, driven by a net inflow of capital into this geographical area. As in the case of MGI – Europe, the acquisition expense for new business in MGI – Overseas in 2005 placed a substantial strain on the ANAV. As a result of the growth in business volumes, required capital increased from CHF 40 million to CHF 55 million.

Other: As mentioned previously, the change in the geographical area Other reflected the net impact of changes in the consolidation effects and centrally managed FX hedges. It also included changes in the value of the consolidated investment companies net of tax and policyholder participation as well as dividends paid by the consolidated investment companies and other transfers.

Present Value of In-Force

The PVIF for the main businesses is determined by projecting cash flows under the assumption that the future investment returns on all assets are equal to the rates

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implied by the risk-free interest curve at the valuation date. The other assumptions (including expenses, surrender rates, mortality and morbidity rates, shareholder participation rates and tax rates) are generally set on a best estimate basis that reflects each business’ recent experience and expected future trends. The projection models allow, where appropriate, for the effect of management actions and/or anticipated policyholder behavior. Depending on the economic conditions, future assumptions such as bonus rates, asset mix, surrender rates or annuity option take-up rates may vary. For example, the best estimate surrender and annuity take-up rates are varied, depending on the difference between the total interest rate credited to policyholders and the returns from a benchmark portfolio. The resulting statutory shareholder profits are discounted at the risk-free interest rates and this is defined as the “certainty equivalent" PVIF. This value takes account of the intrinsic value of the options.

The PVIF for the German health insurance business – which is characterized by the absence of long-term interest rate guarantees in the products – and some of the smaller businesses is determined by projecting cash flows using best estimate investment assumptions. The resulting projected shareholder profits are discounted at risk discount rates that include a margin to cover aggregate risks.

The following table shows the PVIF by geographical area.

CHF m	2005	2004

Switzerland	2,638	2,721

Germany	517	523

MGI – Europe	1,409	1,221

MGI – Overseas	473	316

Other	-	-

Total Life & Pensions	5,037	4,781

Overall, the PVIF increased by 5% to CHF 5,037 million at end-2005. The change is driven by the transfer of current year profits to the ANAV and changes in economic and operating assumptions, as well as by the new business written during the reporting period.

Switzerland: The PVIF for Switzerland decreased to CHF 2,638 million at end-2005. The market consistent roll-forward increases the PVIF and it is reduced by the expected transfer to the ANAV. However, the actual transfer was higher than expected due to changes to the bond portfolio. This effect coupled with the reduction in interest rates during 2005 led to a lower PVIF at the end of the year.

Germany: Germany's PVIF decreased marginally from CHF 523 million in 2004 to CHF 517 million in 2005 as a result of a number of opposite effects in its businesses. While the interest rate decrease during 2005 had a negative impact on the PVIF of the businesses, changes to the operating assumptions as well as new business increased the PVIF for Germany.

MGI – Europe: MGI – Europe recorded an increase in the PVIF of 15% to CHF 1,409 million at end-2005. New business sold in the reporting period contributed to this increase, while economic variances had differing impacts on the businesses. The UK business, with its large unit-linked book, and the businesses in Central and Eastern Europe had a generally positive variance due to higher funds under management at the end of the year. The businesses operating in the euro zone had a negative economic variance due to lower interest rates. Generally, operating assumption changes contributed to the increase in the PVIF.

MGI – Overseas: MGI – Overseas recorded an increase in the PVIF of 50% to CHF 473 million at end-2005. This increase was driven by the new business sold during the reporting period, while changes in the economic environment had differing impacts on the businesses, depending on their product mix.

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Other: The Other geographical area does not include any insurance business and therefore has no PVIF.

Time Value of Options and Guarantees

The TVOG is determined explicitly for the major businesses as the difference between the “stochastic” PVIF and the “certainty equivalent” PVIF or is determined directly using closed form formulas. The “stochastic" PVIF is defined as the average over hundreds of economic scenarios of the “deflated” value of the projected after-tax statutory shareholder profits. The economic scenarios that represent possible future outcomes for market variables such as interest rates and equity returns and the corresponding deflators (i.e. scenario-specific discount rates) are market consistent, i.e. they have been calibrated to the market prices of a range of capital market instruments at the valuation date.

The calibration process is carried out as follows:

–	A set of economic scenarios is generated from the chosen stochastic capital market model.

–	The cash flows emerging from a financial instrument in each of these scenarios are determined. For example, a European-style call option provides a pay-off only when the price of the underlying assets in a scenario is above the strike price.

–	The application of the deflators – relative weights and discount rates for the individual scenarios – to the cash flows leads to a value that is consistent with the observable market price of this financial instrument at the valuation date.

Deflators are calibrated to a range of different financial instruments such as interest rate swaps, interest rate swaptions, equity options and bonds. This is a prerequisite for the market consistent valuation of shareholder cash flows.

The following table shows the TVOG for the businesses that have determined these values explicitly (the TVOG for the smaller businesses and the German health business is implicitly allowed for within the risk margin in the risk discount rates). The TVOG is divided by the corresponding statutory technical reserves to provide an indication of the relative importance of the options and guarantees in the portfolios.

		2005		2004

		in % of		in % of
CHF m	TVOG	reserves	TVOG	reserves

Switzerland	-471	0.9	-338	0.7

Germany	-95	0.6	-43	0.3

MGI – Europe	-100	0.3	-67	0.3

MGI – Overseas	-20	0.7	-22	1.0

Other	-	-	-	-

Total Life & Pensions	-686	0.7	-470	0.5

Overall, the TVOG changed from CHF -470 million at end-2004 to CHF -686 million at end-2005 due to an increase in the implied market volatilities between the valuation dates. Furthermore, depending on the level of interest rate guarantees, the change in interest rates moved the options in some portfolios closer to the money, which leads to a higher TVOG.

Switzerland: Switzerland accounted for CHF -471 million of the TVOG at end-2005. This represented a change of CHF -133 million compared to 2004. The reasons for the relatively high ratio of the TVOG as a percentage of the reserves (0.9% at end-2005) were the significant increase in Swiss franc interest rate volatility over the year as well as a high proportion of participating business with interest rate guarantees. A further contributor to the TVOG was the fact that a proportion of the assets were held in foreign currencies. The change in the TVOG

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was partly mitigated by the interest rate hedging programs established during 2005.

Germany: The TVOG for the German life business reflects the impact of the inherent smoothing of policyholder bonus reserves in the local statutory accounts. It allows for management actions to vary future policyholder profit sharing and asset allocation depending on the level of free assets and investment returns. The TVOG changed from CHF -43 million to CHF -95 million and relates to the traditional participating business with interest rate guarantees. The increase is explained by higher interest rate volatilities and the decrease in the market interest rates.

MGI – Europe: The TVOG in MGI – Europe amounted to CHF -100 million at end-2005, representing a change of CHF -33 million compared to 2004. This was again driven by higher interest rate volatilities and relates primarily to the technical interest rate guarantees associated with traditional participating business in the Benelux businesses and Spain.

MGI – Overseas: The TVOG in MGI – Overseas of CHF -20 million at end-2005 is mainly related to the guaranteed death benefits for the whole of life unit-linked products. The value changed by CHF 2 million compared to the value for the prior year.

Other: The Other geographical area does not include any insurance business and therefore has no TVOG.

Cost of Capital in respect of required capital and non-market risks

The CoC is defined as the present value of the frictional costs on required capital plus an allowance for the cost of non-market risks. Frictional costs include:

–	The tax on the future investment returns on required capital;

–	Investment expenses on required capital; and where applicable

–	The policyholders’ share of the future investment returns on required capital.

Frictional costs are incurred on required capital – defined as the greater of the projected EU solvency margin or local solvency margin requirements after allowing for policyholder surplus. For the German life and health insurance businesses, frictional costs are also assumed to be incurred on the shareholders’ funds which exceed the required capital because the investment returns on the shareholders' funds are currently shared with the policyholders.

Market risks and the impact of anticipated policyholder behavior are explicitly valued in the stochastic projections used to determine the TVOG. The cost of non-market risks is determined as an annual charge on the Economic Risk Capital (ERC) for non-market risks. This annual charge of 3% p.a. is capitalized during the run-off of the business at the prevailing risk-free rates. The ERC is determined using the Group’s integrated internal ERC framework and reflects insurance, operational and expense risks3, allowing for diversification.

The CoC in respect of the businesses that have used a single risk margin to determine the risk discount rate have been calculated as the present value of the difference between the risk discount rate and the after-tax investment return.

The following table shows the CoC for 2005 and 2004.

[3]	Expense risk – defined as the risk of a deviation of income due to an unexpected reduction in business volumes – is reflected in the cost of non-market risks to the extent that it is not already included in dynamic policyholder behaviour in the TVOG.

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CHF m	2005	2004

Switzerland	-399	-485

Germany	-167	-173

MGI – Europe	-169	-175

MGI – Overseas	-57	-51

Other	-	-

Total Life & Pensions	-792	-884

The CoC changed from CHF -884 million at end-2004 to CHF -792 million at end-2005. This positive development was mainly driven by a reduction in frictional costs in the geographical area Switzerland as a result of an increased policyholder surplus that reduced required capital. The CoC in the other geographical areas did not change substantially despite business growth.

Value of New Business

The VoNB represents the value generated by new business sold during the reporting period. It is determined on the basis of the following new business premiums:

–	Premiums arising from sales of new contracts sold during the period and expected renewals on these contracts; and

–	Non-contractual additional premiums in respect of existing contracts to the extent that these have not been included as renewal premiums.

For products sold to individuals, new business generally includes policies where a new contract is signed or underwriting is carried out. Renewal premiums include contractual renewals, non-contractual premium changes that are reasonably predictable and recurrent single premiums that are predefined and reasonably predictable.

For group business, new business only includes new contracts. Renewal premiums (in respect of both the new business and the in-force business) allow for premium changes due to new entrants to replace exiting active members and expected salary inflation. Renewal premiums also include the premiums expected to be received due to the renewal of the existing contracts at the end of the contract term.

The following table shows the present value of new business sold during the reporting period after TVOG based on year-end assumptions allowing for acquisition expenses. The VoNB is then determined by deducting the CoC.

		Value of new business 2005		New business volumes 2005		Relative VoNB 2005

	PV of new				PV of		% of PV of
CHF m	business	CoC	VoNB	APE	premiums	% of APE	premiums

Switzerland	89	-15	74	282	4,191	26.1	1.8

Germany	20	-8	12	239	1,834	4.9	0.6

MGI – Europe	94	-10	84	712	6,514	11.8	1.3

MGI – Overseas	102	-12	90	226	1,823	39.8	4.9

Other	-	-	-	-	-	-	-

Total Life & Pensions	305	-45	260	1,459	14,362	17.8	1.8

An acquisition expense overrun is recorded in some businesses because the critical scale has not yet been achieved or investments have been made in developing new sales channels. For the financial year 2005, total acquisition expenses of CHF 9 million after tax have been excluded mainly in respect of MGI – Overseas.

All geographical areas contributed to the Life & Pensions VoNB of CHF 260 million in 2005. Overall, this corresponds to a margin of 17.8% on the annual premium equivalent (APE).

Switzerland: Switzerland contributed CHF 74 million of VoNB, which is equivalent to a margin of 26.1% on APE or 1.8% on the present value of premiums. The new

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business volumes in terms of APE in 2005 were similar to 2004. The Swiss business predominantly sells traditional business.

Germany: Germany contributed CHF 12 million, which corresponds to a margin of 4.9% on APE. The German life insurance market in general and the volumes written by Winterthur in this market were lower in 2005 compared to the strong environment in 2004, when the market was driven by changes in tax regulation. The Dutch operations increased their new business volumes compared to 2004. While the German life business mainly writes traditional business, the share of unit-linked new business is larger in the Dutch business.

MGI – Europe: The VoNB of MGI – Europe amounted to CHF 84 million, with an average margin of 11.8% on APE. The new business mix varies across the businesses within the geographical area. The UK business sells predominantly unit-linked business and achieved strong volume growth in 2005.

The Benelux businesses – viewed collectively – have a more balanced volume mix between traditional and unit-linked business. New business volume growth for the businesses in the Benelux businesses varied, with a reduction in volumes in Belgium and substantial growth in Luxembourg. Central and Eastern European (CEE) new business volumes increased in 2005, driven by the Group's pension fund businesses in these markets. They now account for about 75% of the new business APE of CEE. The new business volume in Spain increased compared to 2004 and was balanced between traditional and unit-linked business. Most of the unit-linked volume was written by the pension fund business.

MGI – Overseas: MGI – Overseas VoNB of CHF 90 million accounted for about one third of the overall Life & Pensions VoNB, with an APE margin of 39.8%. New business volumes increased significantly compared to 2004. Viewed as a whole, this geographical area has a balanced mix between unit-linked and traditional business – with protection products dominating the latter.

Other: There was no new business written in Other.

—	Analysis of change

The following analysis of change shows a breakdown of the change in the EEV separately for the ANAV and PVIF net of TVOG and CoC.

Change in FX rate: This quantifies the impact of the change in FX rates relative to the Swiss franc.

Capital flows: Capital flows include dividends paid to shareholders, capital injections and other transfers into or out of the Life & Pensions segment. Dividends paid carry a negative sign.

Market consistent roll-forward: The market consistent roll-forward is the difference between the EEV at the start of the year and the implied EEV at the end of the year, assuming that the actual experience for the year is in line with the assumptions. The EEV at the start of year is taken after FX movements and capital flows. On the basis of the market consistent roll-forward, the implied returns on the different components of the EEV are as follows: The implied returns on the required capital – after allowing for the unwinding and release of the frictional costs – and the PVIF is equal to the one-year risk-free forward rates. Additionally, there is an unwinding and release from risk in respect of the TVOG and the cost of non-market risks. The expected return on the free surplus is equal to the one-year risk-free rates after tax and investment expenses.

The roll-forward for the smaller businesses and the German health company, which use the risk discount rate approach, has been determined by applying the risk discount rates to their EEV at the start of the year.

Expected transfer: The expected transfer from the PVIF to the ANAV is the expected after-tax profit from the in-force business on the basis of the assumptions used for the market consistent roll-forward.

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Operating variance: The operating variance shows the impact of the deviations between the actual operating experience and the assumptions.

Economic variance: The economic variance allows for the deviations between the actual and implied investment returns during the year and the resulting impact on the stochastic economic scenarios (e.g. changes in interest rate or equity price volatilities) at the valuation date.

Operating assumption changes: The operating assumption changes show the impact of changes to operating assumptions, management actions or anticipated policyholder behavior.

Value of New Business: The VoNB is shown after allowing for acquisition expenses and the CoC based on end of year assumptions.

The following table shows the analysis of the change in the EEV. The PVIF is shown net of the TVOG and the CoC.

CHF m	ANAV	PVIF*	EEV

EEV @ 31.12.2004	2,043	3,428	5,471

Change in FX rate	37	46	83

Capital flows	-200	0	-200

Market consistent roll-forward	49	238	287

Expected transfer	450	-450	0

Operating variance	-92	58	-34

Economic variance	446	-443	3

Operating assumption changes	19	228	247

Value of new business	-194	454	260

EEV @ 31.12.2005	2,558	3,559	6,117

*PVIF net of TVOG and CoC

The opening EEV amounted to CHF 5,471 million and, at end-2005 FX rates, to CHF 5,554 million. This increase was due to the favorable development of most foreign currencies.

Net capital flows of CHF -200 million out of the Life & Pensions segment were recorded during 2005. The market consistent roll-forward amounted to CHF 287 million and represented the expected EEV if markets had evolved as implied by the financial market parameters at end-2004. The market consistent roll-forward of the PVIF net of the TVOG and the CoC was significantly above the corresponding risk-free rates due to the release of the TVOG and the CoC. A transfer of CHF 450 million from the PVIF to the ANAV was expected on the basis of the methodology described above.

Variances occurred during the year that substantially increased the ANAV and led to a corresponding reduction in the PVIF:

–	Operating variances led to a change in the ANAV of CHF -92 million. This was mainly driven by one-off expenses in the UK business and the build-up of additional provisions in the UK, the Netherlands and Germany. The positive impact of CHF 58 million on the PVIF resulted from a combination of mainly positive variances and a few negative variances across a range of businesses.

–	Economic variances led to a large positive variance in the ANAV and included the effects of high returns on equities and other asset classes. The reduction in interest rates observed in most of the relevant currencies and the increase in the volatilities had a negative impact on the PVIF (net of the TVOG and the CoC). This effect was particularly noticeable for the businesses with a large share of traditional products, while some businesses with a higher proportion of unit-linked or risk products had a positive economic variance in their PVIF. The net effect of the economic variances on the EEV is CHF 3 million.

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Changes to the operating assumptions increased the EEV by CHF 247 million, with the main impacts emerging from:

–	Switzerland: The positive impact resulted mainly from changes in respect of the group life business. Assumed surrender rates were reduced to reflect Winterthur's recent experience. The inclusion of an expected price reduction in some areas of the group life business had a negative impact, while recent proposals to revise the BVG[4] lead to a positive variance. For individual business the impact resulting from expense assumption changes was positive, the impact from mortality and morbidity assumption changes was negative.

–	Germany: The assumptions regarding future policyholder buffers and policyholder profit participation were adjusted in view of the lower interest rates and increased capital market volatility.

–	MGI – Europe: Reduced expenses in 2005 led to lower expense assumptions for the Spanish business.

–	MGI – Overseas: Generally, updated expense assumptions had a negative impact, while changes to surrender rate assumptions had different impacts on the businesses in that geographical area.

The VoNB added CHF 260 million to the EEV with a strain on the ANAV of CHF -194 million, reflecting the expenses related to the acquisition of the new business, while the PVIF (net of the TVOG and the CoC) increased by CHF 454 million.

—	Sensitivity analysis

Sensitivities provide an indication of the impact on the EEV of changes in selected assumptions. Winterthur has decided to disclose the sensitivities recommended by the CFO Forum that are relevant in the context of a market consistent valuation approach focusing on the EEV impact. The sensitivities relating to the risk-free yield curves and the increase in market volatilities exclude the German health insurance company and the smaller businesses that use the risk discount approach to determine the EEV. Some additional sensitivities are provided because they are used as a part of the Group’s Asset Liability Management (ALM) strategy. At this point in time, Winterthur has not prepared or disclosed sensitivities with regard to VoNB as recommended by the CFO Forum.

Sensitivities recommended by the CFO Forum Principles

The sensitivities recommended by the CFO Forum have been calculated by focusing on changing one assumption at a time. As a result of management actions and policyholder behavior this can lead to corresponding effects to other assumptions. It is likely that the impact of simultaneously changing more than one assumption will be different from the sum of the individual sensitivities.

–	Upward parallel shift of risk-free yield curve of 100 bps: This sensitivity shows the impact of a sudden parallel shift in the risk-free yield curve, which reduces the current market value of fixed income assets as well as guaranteed liabilities. On the other hand, it increases future reinvestment rates and leads to higher policyholder participation. Management actions and anticipated policyholder behavior cause subsequent changes to other assumptions (e.g. bonus rates and surrender rates).

–	Downward parallel shift of risk-free yield curve of 100 bps: As above but with a downward shift in the risk-free yield curve.

–	10% decrease in equity/property capital values: This sensitivity indicates the impact of a sudden decrease in the market values of these assets. In line with Winterthur’s market consistent approach, the return assumptions remain unchanged.

[4]	Bundesgesetz vom 25. Juni 1982 über die berufliche Alters-, Hinterlassenen- und Invalidenvorsorge (BVG) – see glossary

.

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–	10% decrease in maintenance expenses: This sensitivity is applied to the projected level of expenses. Maintenance expenses include administration expenses as well as policy maintenance expenses.

–	10% decrease in surrender rates: For this sensitivity, the base surrender rates are multiplied by 0.9. The rules and parameters relating to anticipated policyholder surrender behavior remain unchanged.

–	5% lower mortality/morbidity rates for life insurance business: The mortality assumptions for the life insurance business – including disability annuities – and inception rates for disability business are reduced by 5%.

–	5% lower mortality rates for annuity business: The mortality assumptions for the pension annuity business are reduced by 5%.

The following table shows the above-mentioned sensitivities as at December 31, 2005.

	Risk-free yield	Risk-free yield	Equity / property
CHF m	curve +100 bps	curve -100 bps	capital values -10%

Switzerland	241	-404	-320

Germany	120	-252	-30

MGI – Europe	72	-173	-98

MGI – Overseas	86	-134	-33

Other	0	0	-14

Total Life & Pensions	519	-963	-495

			5% decrease mortality / morbidity

	Maintenance	Surrender	Life assurance	Annuity
CHF m	expenses -10%	rate -10%	business	business

Switzerland	39	106	17	-44

Germany	31	-15	11	-7

MGI – Europe	119	41	31	-40

MGI – Overseas	17	36	31	-1

Other	0	0	0	0

Total Life & Pensions	206	168	90	-92

–	Upward parallel shift of risk-free yield curve of 100 bps: The fall in market values due to the sudden increase in interest rates does not generally have a significant impact on the projected shareholder profits for the first few years because most of the fixed interest assets are valued at amortized cost for the statutory balance sheet. Depending on the business and anticipated policyholder behavior, it is possible that the upward shift will lead to higher surrender rates if the difference between the credited interest rates and benchmark returns increases significantly. The positive impact of the sensitivity is attributable to new money being invested at higher interest rates and to shareholders participating in this additional return. The projected profits are discounted at higher rates in line with the upward parallel shift.
In Switzerland, a major proportion of the portfolio has profit participation and only part of the additional return on new money therefore accrues to the shareholders. In the case of the German life and health insurance companies, it has been assumed that the shareholders participate in the interest surplus which exceeds the guaranteed interest rates. This surplus increases significantly due to the upward shift in interest rates, explaining the high sensitivity of the German business. The MGI – Europe businesses have a mix of traditional and unit-linked products. The traditional products, in particular, increase in value. For MGI –Overseas, this sensitivity has only been calculated for the largest business in the geographical area: Japan. Certain products in Japan's portfolio have long outstanding terms and are therefore sensitive to interest rate changes. In line with

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the Group’s internal risk management framework, it has been assumed that the investment companies in the Other geographical area are not sensitive to interest rate changes.

–	Downward parallel shift of risk-free yield curve of 100 bps: The fall in interest rates generally has no impact on the book values of the existing bond portfolio and thus on policyholder profit sharing in the first few years. However, new money is (re-)invested at lower interest rates and this can lead to lower shareholder profits. Depending on the business, the interest rate guarantees on significant parts of the existing portfolio move in the money. This is the main reason for the downward parallel shift sensitivities being greater than the upward shift. Furthermore, lower benchmark interest rates can lead to lower surrender rates as well as to a higher level of annuity take-up rates. The projected profits are discounted at lower rates in line with the parallel downward shift of the risk-free yield curve.

–	10% decrease in equity/property capital values: This sensitivity has a large impact on the businesses that have equities/property assets covering either the ANAV or the reserves for traditional business. The decrease in values leads to a lower profit participation. This sensitivity also leads to lower fund values for unit-linked business and to a corresponding impact on annual fund management charges. There is no change in the deflators.

–	10% decrease in maintenance expenses: The decrease in maintenance expenses does not have a significant positive impact on the businesses with mainly participating business because it is generally assumed that the expense reductions lead to higher bonus rates. The positive impact is more noticeable for the unit-linked and risk products and for businesses where policyholder profit sharing depends only on investment surplus.

–	10% decrease in surrender rates: Lower surrender rates have a positive impact on the Swiss, particularly the group life, business. The impact for the other geographical areas is also positive, with the exception of Germany. In the case of Germany, lower surrender rates have a negative impact on the value of the products with high interest rate guarantees in the current capital market environment. This exceeds the positive impact of products with lower guarantees and unit-linked or risk products. German health insurance companies generally assume a level of surrenders when setting the premium rates. Lower-than-expected surrender rates lead to a lower gross surplus and reduce the PVIF.

–	5% lower mortality/morbidity rates for life assurance business: This sensitivity is not particularly significant for any of the geographical areas.

–	5% lower mortality rates for annuity business: This sensitivity has a negative impact on the immediate and deferred annuity portfolio within the Swiss individual business. Although the Swiss group life business has a large volume of immediate annuities and savings capital that is partly assumed to be converted to immediate annuities, the impact of this sensitivity is low due to the legal quote. The negative impact on MGI – Europe results mainly from the annuity portfolio in the UK and the immediate annuity portfolio in Spain.

Additional sensitivities

Shown below are additional sensitivities that are considered to be useful additional information with regard to Winterthur’s EEV results.

–	Duration analysis: The duration is calculated based on the sensitivity of the value of the liabilities for the traditional business to a ±10 bps parallel shift in the risk-free yield curve at the valuation date. It is determined for both the guaranteed liabilities – without future policyholder profit participation and also without dynamic policyholder behavior – and total liabilities. Total liabilities are defined as the sum of the certainty equivalent value of liabilities and the TVOG and therefore include the value of embedded options such as future policyholder profit participation and other incremental cash flows dependent on the

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investment returns to the extent that they are not included in the guaranteed liabilities (e.g. a change in the surrender cash flows due to anticipated policyholder behavior).

For risk management purposes, it is essential to allow for the shortening of the liability duration and the addition of convexity due to the options embedded in the traditional products and leads to the effective duration of the total liabilities. The link between EEV reporting and ALM is discussed further in the section on EEV as a basis for ALM decisions.

The following table shows the results of the duration analysis by geographical area for the Life & Pensions segment.

Years	Switzerland	Germany	MGI – Europe	MGI – Overseas

Effective duration	7.8	7.4	10.5	23.7

Duration of guaranteed liabilities	8.5	11.5	10.8	23.8

Switzerland: The effective duration is 7.8 years, while guaranteed liabilities have a duration of 8.5 years. The shortening of the duration by 0.7 years relative to the guaranteed liabilities is driven by embedded options including the guaranteed annuity options. Further examples include future bonuses that are reduced in value when interest rates decrease or policyholders who are more likely to surrender their policies in case interest rates rise. To manage the risks inherent in the duration dynamics arising from the embedded options, mitigating measures were taken using payer (group life) and receiver (individual life) swaptions to reflect the risks in the respective business lines.

Germany: The effective duration is 7.4 years, while the guaranteed liabilities have a considerably longer duration of 11.5 years. The substantial shortening of the duration by 4.1 years is driven by embedded options such as policyholder profit participation and includes the effect of the guaranteed annuity options. Risk-mitigating measures were also implemented in Germany to manage the risks inherent in the portfolios of the German life business by restructuring the asset portfolio.

MGI – Europe: The effective duration is 10.5 years, with a limited duration shortening relative to the guaranteed liabilities. Measures to mitigate risk have been implemented in a selected number of businesses within this geographical area.

MGI – Overseas: Liabilities are characterized by the long duration of the total liabilities of 23.7 years, with no material shortening of the duration relative to the guaranteed liabilities.

–	10% increase of the market volatility: Changes in interest rate, equity and property volatility can have a significant impact on Winterthur’s businesses. For this sensitivity, the initial yield curve remains unchanged and the assumed volatilities for interest rates and equities are increased by 10% (e.g. from 15% to 16.5%). This sensitivity allows for resulting changes in other assumptions. As at December 31, 2005, this sensitivity amounted to CHF -123 million, i.e. an increase of market volatilities leads to a lower Life & Pensions EEV. Those geographical areas with relatively high TVOG are also more strongly exposed to changes in the implied market volatility.

–	2% annual charge for the cost of non-market risks: Winterthur decided to disclose this sensitivity because there is no generally accepted methodology for determining the cost of non-market risks. For this sensitivity, the assumed annual charge of 3% p.a. is reduced by 1% point to 2% p.a. This changed the CoC as at December 31, 2005, from CHF -792 million to CHF -643 million. In other words, the Life & Pensions EEV increased by CHF 149 million. Businesses modeled on a risk discount rate basis are excluded from this sensitivity.

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–	Without dynamic policyholder behavior: This sensitivity shows the impact of “turning off" the anticipated dynamic policyholder behavior in respect of surrenders and annuity take-up rates. Life & Pensions EEV as at December 31, 2005, increases by CHF 221 million if policyholder surrender and annuity take-up behavior is assumed to equal the best estimates in all economic scenarios.

–	1 % point increase in the BVG interest rate formula for the Swiss group life business: The EEV calculations assume that the BVG minimum interest rate is 70% of the 7-year moving average of the 7-year government bond rate. This sensitivity shows the impact of an increase from 70% to 71% of the moving average. The impact of such a change on the EEV is CHF -13 million if applied to the mandatory savings component and CHF -23 million if applied to the mandatory and non-mandatory savings components.

—	Assumptions

The calculation of embedded values necessarily makes assumptions with respect to economic conditions, operating conditions, taxes and other matters, many of which are beyond Winterthur’s control. Although the assumptions used represent estimates which the Group believes are together reasonable, future experience may vary from that which is assumed and such variations could have a significant impact on future profits. Deviations from the assumed experience are normal and are to be expected.

Stochastic capital market model

A stochastic capital market model (The Smith Model developed and provided by Deloitte & Touche LLP) is used to generate economic scenarios for five currencies (Swiss franc, Euro, US Dollar, Japanese Yen and the Great Britain Pound). These scenarios and the corresponding deflators have been calibrated to a range of observable market prices at the valuation dates. Where insufficient market data were available e.g. to estimate correlations between asset classes historical data have been used.

Key economic parameters

This section sets out the key parameters for the stochastic economic scenarios.

Interest rates
The following table shows the assumed zero-coupon risk-free interest rates for various terms as at December 31, 2005, and December 31, 2004.

				2005				2004

Currency	1 year	5 year	10 year	20 year	1 year	5 year	10 year	20 year

CHF	1.4%	2.2%	2.4%	2.7%	1.0%	2.0%	2.7%	3.2%

EUR	2.7%	3.2%	3.5%	3.8%	2.4%	3.2%	3.9%	4.5%

GBP	4.6%	4.6%	4.5%	4.4%	4.9%	4.9%	4.9%	4.8%

USD	4.9%	4.9%	5.0%	5.1%	3.1%	4.1%	4.8%	5.4%

JPY	0.0%	1.0%	1.7%	2.3%	0.0%	0.6%	1.4%	2.3%

Swaption volatility
The table below summarizes the assumed implied swaption volatilities. In view of the long terms of the options embedded in the life insurance portfolios, the calibration has focused on reproducing the market prices of swaptions with option and swap terms in the range of 7 to 10 years.

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			2005			2004

Currency	5 into 5	5 into 10	10 into 10	5 into 5	5 into 10	10 into 10

CHF	26.4%	23.0%	20.3%	18.0%	15.3%	13.1%

EUR	20.4%	17.4%	15.0%	16.4%	14.1%	11.9%

GBP	14.1%	13.6%	13.2%	14.2%	13.3%	12.9%

USD	20.0%	17.7%	15.4%	21.2%	18.1%	15.3%

JPY	34.0%	27.0%	20.7%	30.8%	23.9%	20.8%

Equity market volatilities
The volatilities of the equity markets as implied in the capital market scenarios are shown below. Long-dated at-the-money put options have been used for the calibration.

Currency	2005	2004

CHF	18.7%	16.6%

EUR	22.4%	21.7%

GBP	19.2%	17.5%

USD	23.7%	21.6%

JPY	23.4%	18.9%

FX volatilities
The assumed FX volatilities are CH to USD 10.2% (2004: 11.75%) and CHF to EUR 4.0% (2004: 5.22%). The other FX volatilities have a non-material impact.

Cost for non-market risks
The annual charge used to determine the CoC for non-market risks is set at 3% p.a. There is no established market practice for determining the cost of non-market risks for insurance companies. Equally, no traded instruments exist that are considered appropriate to serve as a basis to estimate this parameter. The Group therefore decided to provide a sensitivity with respect to this parameter.

FX rates used
The Swiss francs FX rates used for the calculations are shown in the following table.

Currency		2005	2004	Change

CHF	1	1.0000	1.0000	0.0%

EUR	1	1.5572	1.5439	0.9%

GBP	1	2.2692	2.1834	3.9%

USD	1	1.3137	1.1320	16.0%

JPY	100	1.1190	1.1023	1.5%

Assumptions used for businesses applying a risk discount rate approach
For the businesses included on the basis of a risk discount rate approach, the following economic assumptions for 2005 (2004 in brackets) have been used for the projections. In the geographical area Germany, a long-term risk-free rate of 4.5% (5.0%) and a risk discount rate of 7.5% (7.5%-8%5) were applied. For MGI – Europe, the assumed long-term risk-free rates were in the range of 4.5%-5.0% (5.0%), with the long-term risk discount rates ranging between 7.5% and 9% (7.5%-9.75%). For MGI – Overseas, the assumed long-term risk-free rates were in the range of 3.5%-4.4% (4.0%-4.4%), with the long-term risk discount rates ranging between 9.5% and 11.0% (11.5%).

[5]	Ranges apply to different businesses within a geographical area.

20   Winterthur

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Actuarial assumptions and modeling of dynamic parameters

Actuarial assumptions
Actuarial assumptions such as mortality and morbidity rates, surrender and annuity take-up rates are included on a best estimate basis. These assumptions are reviewed on an annual basis and adjusted to reflect historical experience and expected trends.

In the framework of the stochastic projections, some assumptions are varied dynamically to reflect both anticipated policyholder behavior and management actions in response to financial market volatility. Examples of dynamic assumptions are surrender and annuity take-up rates as well as profit sharing and asset allocation strategies. Where applicable, the regulatory and contractual restrictions on profit sharing have been taken into account.

Asset allocation
The current asset allocation is applied at the start of the projection and evolves to the intended long-term asset allocation. The stochastic projection models allow for the asset allocation to vary according to the scenario, depending on a number of different factors (e.g. the level of free assets at a point in time).

Swiss group life business
The wealth accumulation process (i.e. the building up of retirement savings) for the Swiss group life business is divided between the mandatory and the non-mandatory components. A minimum interest rate for the mandatory component is set on an annual basis by the Swiss Federal Council. For the purposes of the stochastic projections, it is assumed that the minimum interest rate is 70% of the 7-year moving average of the 7-year Swiss franc government bond rate. This assumption is also used for the Swiss Solvency Test and in the Group’s internal risk capital framework. Moreover, the same assumption is used for the projections of the non-mandatory wealth accumulation process.

In line with current practice, the annuity conversion rates for the Swiss group life business are set separately for the mandatory and non-mandatory components. The Swiss Federal Council has indicated that it intends to review the annuity conversion rates for the mandatory element every five years, and this is reflected in the projections. In line with the greater flexibility in the non-mandatory part, more frequent reviews of the conversion rates for the non-mandatory component are assumed. The conversion rate for the mandatory component is assumed to be set in the future such that a loss is generally made on conversion. The conversion loss on the mandatory component is met by the active members of the group scheme and the Swiss business in accordance with the legal quote. The assumed parameters for the non-mandatory annuity conversion lead to breakeven.

Expenses, inflation and other business assumptions

Expense assumptions: General assumptions and one-off expenses
Expense assumptions have generally been based on the businesses’ current experience without anticipating future expense improvements, except for businesses that have not yet achieved a mature state. The businesses concerned have assumed expense levels that are expected to be achieved within two to three years and have additionally deducted a total present value of administration expense overrun of CHF 9 million.

One-off expenses6 in 2005 of CHF 40 million mainly in MGI – Europe (CHF 36 million) were excluded from the projections. These one-off expenses comprise exceptional expenses relating to development projects and other activities not related to maintaining the in-force business, as well as other one-off expenses.

[6]	On a pre-tax basis, after allowing for minority interests.

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The expenses of businesses providing administration, investment management and other services (including Head Office expenses relating to the Corporate Center) have been included to the extent that they are related to the covered business and are included in the Life & Pensions segment.

Expense inflation assumptions
The future expense inflation assumptions are shown in the table below. These inflation rates have been modified for certain areas such as medical expense inflation or salary inflation.

Currency	2005	2004

CHF	1.5%	1.5%

EUR	2.5%	2.5%

GBP	2.5%	2.5%

JPY	0.5%	0.5%

Pension scheme deficits
The businesses' pension scheme deficits in respect of the defined benefit plans have been fully reflected in the calculation of the EEV of the Life & Pensions segment. The adjustments are based on the actuarial current best estimates of the funded status of the defined benefits plans, as shown in the notes to the consolidated financial statements. These adjustments allow for provisions that are held under the local statutory accounts to cover pension scheme deficits, the impact of the deficits on future policyholder profit participation and taxation.

Tax assumptions
Taxes are reflected based on current local tax regulations. Specific items relating to the individual businesses, such as tax losses carried forward, can lead to different effective tax rates in the projections.

—	Reconciliation to US GAAP equity

The tables below show a reconciliation of the Group’s US GAAP equity to the ANAV for Life & Pensions, Non-Life, and for the Other Activities segments as well as Corporate Center (CC)/Eliminations. In respect of the Life & Pensions segment this is presented into the following steps:

–	Intangible items including deferred acquisition cost (DAC) net of unearned revenue liability (URL), present value of future profits (PVFP) and goodwill

–	Other valuation differences including reserve valuation differences, investment valuation differences and others such as valuation differences on tax, reinsurance, pension fund and other items

Where applicable, the intangible items and other valuation differences are netted against the corresponding deferred bonus reserve (DBR). For the Life & Pensions segment, the reconciliation is extended to include the EEV of this segment.

For the Non-life segment, Other Activities segment and CC/Eliminations the following adjustments are made to the US-GAAP equity to determine their ANAV:

–	Intangible items including goodwill

–	Other valuation differences include the pension scheme deficits (allowing for tax) based on the Life & Pensions segment approach and the impact of marking external debt to market.

For all segments, the intangible items are presented before minorities. The minorities on these items are eliminated as part of the other valuation differences.

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			Reconciliation to US GAAP equity 2005

	Life &		Other	CC /
CHF m	Pensions	Non-Life	Activities	Eliminations	Tot

US GAAP equity	6,409	4,124	127	-958	9,702

Intangible items	-2,641	-877	-	-3	-3,521

Other valuation differences	-1,210	-491	-	-130	-1,831

ANAV	2,558	2,756	127	-1,091	4,350

PVIF-TVOG-CoC	3,559	-	-	-	3,559

European Embedded Value	6,117

			Reconciliation to US GAAP equity 2004

	Life &		Other	CC /
CHF m	Pensions	Non-Life	Activities	Eliminations	Total

US GAAP equity	5,737	3,293	236	-1,023	8,243

Intangible items	-2,797	-871	-	-3	-3,671

Other valuation differences	-897	-418	-	-68	-1,383

ANAV	2,043	2,004	236	-1,094	3,189

PVIF-TVOG-CoC	3,428	-	-	-	3,428

European Embedded Value	5,471

—	European Embedded Value linked to asset liability management

The previous sections of this report provide a detailed presentation of Winterthur's EEV results. However, EEV is not used solely for value reporting purposes within Winterthur; it is also an important aspect of risk management. One such area of application is in the Group's ALM.

ALM for life portfolios
Life insurance products with profit sharing are complex structured financial products that offer insurance protection, interest rate guarantees and a number of embedded options, as well as providing upside potential in terms of profit sharing over and above the level of guaranteed benefits. In many cases, embedded options and policyholder expectations regarding profit sharing are interrelated.

Policyholders expect to participate in profits when the financial markets perform well. If their profit participation falls short of their expectations, policyholders may potentially exercise their surrender options. A modern ALM approach must therefore not only take account of guarantees but also of embedded options and policyholder expectations.

ALM, the alignment of the investment strategy to the respective liabilities, is recognized as a key driver of sustained profitability in the life business and has become one of the main areas of focus for supervisory bodies in the insurance sector. Over the past few years, Winterthur's risk management and asset management functions have implemented a comprehensive and innovative approach to ALM by linking it to market consistent EEV models.

The EEV explicitly prices the value of the guarantees and options and helps the Group to evaluate the interdependencies of future financial market dynamics, policyholder behavior and management decisions. This holistic view enables Winterthur to further optimize both policyholder benefits and the Group's value in the long term.

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Mitigation of convexity risks
One of the key findings of Winterthur's EEV calculations is that the interest rate sensitivity of a typical life insurance portfolio is determined to a significant extent by interest rate levels. In other words, the duration of the insurance liabilities (i.e. how sensitive the liabilities are to changes in the interest rate) is by no means constant but changes in line with interest rates. The embedded options cause the duration to become shorter when interest rates rise and to become longer when interest rates fall. This effect, termed "negative convexity", implies that a static duration strategy in respect of the assets does not safeguard a portfolio against larger fluctuations in interest rates that might occur over the lifetime of an insurance contract.

The duration analysis and related commentary disclosed in this EEV report shows how the Group applies the EEV as a powerful tool to mitigate the convexity risks embedded in the Group's life insurance portfolio. Winterthur uses interest rate options as well as dynamic hedging strategies for this purpose.

24   Winterthur

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Appendices

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Appendix 1: Disclaimer

Cautionary statements regarding forward-looking statements
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statements regarding European Embedded Value as a non-GAAP measure
This report includes non-GAAP financial measures. Embedded value is not based on US GAAP, which are used to prepare and report the Group’s financial statements and should not be viewed as a substitute for US GAAP financial measures. In the attached report, the European Embedded Value is reconciled to US GAAP shareholders’ equity at the end of 2005. The Group believes the non-GAAP measure shown herein, together with the US GAAP information, provides a meaningful measure to evaluate the Group’s business relative to the businesses of peers.

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Appendix 2: Deloitte opinion

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
LDE: DX 599
www.deloitte.co.uk

April 26, 2006

Credit Suisse Group
Paradeplatz 8
PO Box 1
8070 Zurich
Switzerland

Winterthur Swiss Insurance Company
General Guisan-Strasse 40
8401 Winterthur
Switzerland

Review of European Embedded Value of the Life and Pensions segment of Winterthur Swiss Insurance Company as at 31 December 2005

Dear Sirs,

We have reviewed the Statements of European Embedded Value for the Life & Pensions segment (the "Statements") of Winterthur Swiss Insurance Group ("Winterthur") as set out in Winterthur's "European Embedded Value Reporting 2005". These Statements comprise the European Embedded Values of the Life & Pensions segment as at 31 December 2004 and 31 December 2005 together with the value of new business generated and the analysis of movement in the embedded value during the year 2005. The scope of our review covered Winterthur's major life and health insurance companies and considered the methodology adopted together with the assumptions and calculations made by Winterthur in its European Embedded Value. Certain smaller companies in the Winterthur Group have been excluded from the scope of our review.

These Statements of European Embedded Value and the assumptions underlying them are the sole responsibility of the Board of Directors of Winterthur. They have been prepared by Winterthur on the basis of Winterthur's methodology as described in the Statements.

Our review was conducted in accordance with generally accepted actuarial practices and processes. It comprised a combination of such reasonableness checks, analytical review and checks of clerical accuracy as we considered necessary to provide reasonable assurance that the Statements have been compiled free of significant error. However, we have relied without verification upon the completeness and accuracy of data and information supplied by Winterthur, including the value of net

Audit.Tax.Consulting.Corporate Finance.

Member of
Deloitte Touche Tohmatsu

Deloitte & Touche LLP is a limited liability partnership registered in England and Wales with registered number OC303675. A list of members' names is available for inspection at Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, United Kingdom, the firm's principal place of business and registered office. Deloitte & Touche LLP is authorised and regulated by the Financial Services Authority.

Winterthur   27

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Deloitte.

assets as disclosed in the audited local statutory accounts and the US-GAAP accounts of the companies in the Life & Pensions segment.

The calculation of European Embedded Values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond Winterthur's control. Although the assumptions used represent estimates which the Directors believe are together reasonable, actual experience in future may vary from that assumed in the calculation of the embedded value results and any such variations may be material. Deviations from assumed experience are normal and are to be expected. European Embedded Value does not purport to be a market valuation and should not be interpreted in that manner since it does not purport to encompass all of the many factors that may bear upon a market value.

In our opinion,

- the methodology and assumptions used are appropriate and save as expressly noted in the Statements are compliant with the European Embedded Value Principles set out by the CFO Forum in May 2004 and additional guidance released in October 2005 (the "CFO Forum Principles");

- the assumptions made by Winterthur are reasonable; and

- Winterthur's European Embedded Value and the Value of New Business have been properly compiled on the basis of the methodology and assumptions chosen by Winterthur and are compliant with the CFO Forum Principles.

This report is made solely to Credit Suisse Group's Directors as a body and Winterthur's Directors as a body. To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than Credit Suisse Group's Directors as a body and Winterthur's Directors as a body for our work in respect of this report or for the conclusions that we have reached.

Yours faithfully,

Deloitte + Touche LLP

Deloitte & Touche LLP

28   Winterthur

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Appendix 3: Glossary

A

ALM	Asset liability management: The alignment of the investment strategy to a company’s liabilities. Winterthur uses the EEV models and methodology as part of the ALM process.

ANAV	Adjusted Net Asset Value: Market value of the shareholders' funds and the after-tax shareholders' interest in the surplus at the valuation date. It is split into required capital and free surplus.

Anticipated dynamic policyholder behavior	Anticipated policyholder behavior (i.e. surrender and annuity take-up rates) modeled using dynamic rules, depending on economic conditions and future assumptions such as bonus rates.

APE	Annual premium equivalent: This equals the total of new annualized regular premiums plus 10% of single premiums.

B

bps	Basis points: Measure used for quoting yields/interest rates. One percentage point equals 100 basis points.

BPV	Bundesamt für Privatversicherungen/Federal Office of Private Insurance (FOPI): The regulatory authority for the Swiss insurance business.

BVG	Bundesgesetz vom 25. Juni 1982 über die berufliche Alters-, Hinterlassenen- und Invalidenvorsorge (BVG). The legislation that defines the framework for occupational retirement income and other benefits in Switzerland.

C

CC	Corporate Center.

CFO Forum	The CFO Forum: This is a group formed by the Chief Financial Officers of 19 major European insurance companies. The CFO Forum developed the 12 embedded value principles upon which the EEV is based.

CEE	Central and Eastern Europe.

CoC	Cost of Capital: The sum of the frictional costs on required capital and the cost of non-market risks.

D

Deterministic cash flow projection models	Models where cash flows are projected based on one economic scenario.

Dynamic surrender rates	Dynamic surrender rates reflect anticipated policyholder surrender behavior in different economic situations, depending on future assumptions such as bonus rates.

E

EEV	European Embedded Value: The EEV is the total of the ANAV, the PVIF, the TVOG and the CoC. It is based on the 12 principles developed by the CFO Forum.

EU solvency margin	The solvency margin calculated according to the rules defined by the European Union.

F

Free surplus	The difference between the ANAV and the required capital.

Frictional Costs	These costs include the taxation of investment income on the required regulatory capital and investment expenses (net of tax) on the required regulatory capital. In some environments, they may also include the policyholders’ share of the investment income on the required capital.

FX	Foreign exchange.

M

Market risk	Market risk is the risk of realizing losses due to adverse developments in the capital markets. It includes an allowance for credit risks.

MGI	Market Group International.

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N

Non-market risk	This includes: Insurance risk – the risk of adverse mortality, morbidity or longevity experience; expense risk – the risk of a deviation of income due to an unexpected reduction in business volumes; operational risk – the risk of loss resulting from the inadequacy or failure of internal processes, people or systems due to non-compliance with regulations or external events.

P

Participating business	Participating business refers to business where the policyholders participate in the profits in the form of regular and/or terminal bonuses.

Present Value of Premiums	The deflated (present) value of the scenario dependent premium income in respect of new business. For businesses using the risk discount rate approach, the present values have been determined using a multiple of ten applied on the APE.

PVIF	Present Value of In-Force:
“ Certainty equivalent" PVIF: Derived from statutory shareholder profits, which are discounted at the risk-free interest rates (if not otherwise mentioned, PVIF refers to certainty equivalent PVIF). It is determined under the assumption that the future investment returns on all assets will be equal to those implied by the risk-free interest rates at the valuation date.
“Stochastic” PVIF is defined as the average of the "deflated" value of the projected after-tax statutory shareholder profits, including the effects of financial market volatility,management actions, and anticipated policyholder behavior.
For units using a risk discount rate approach, the PVIF is defined as the present value of the projected after-tax statutory shareholder profits discounted at a risk discount rate.

R

Required capital	This is the locked-in capital, which is defined as the greater of EU solvency or local regulation. It allows for solvency elements contributed by policyholders’ surplus.

Return on EEV	The return on EEV reflects the change in the EEV over the year and allows for the dividends paid to shareholders during the year, as well as other capital flows into or out of the Life & Pensions segment.

T

TVOG	Time Value of Options and Guarantees: In general, this value is determined as the difference between the "stochastic" PVIF and the "certainty equivalent" PVIF or is determined based on closed form formulas.

U

Unwind	Present values are calculated by discounting cash flows using a specified discount rate. Unwinding represents the act of moving the discounting process forward one period into the future.

US GAAP	The accompanying consolidated financial statements of Winterthur Group (the Group or Winterthur) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31.

V

VoNB	Value of New Business. The VoNB represents the value generated by new business sold during the reporting period.

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Winterthur Group P.O. Box 357 8401 Winterthur Switzerland Telephone + 41 52 261 11 11 Fax +41 52 213 66 20 www.winterthur.com

Winterthur's

European Embedded Value (EEV)

Analyst Presentation

London, May 3, 2006

May 03, 2006
Credit Suisse Group – Winterthur EEV Reporting 2005

Disclaimer

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk
Factors" in the Annual Report of Credit Suisse Group on Form 20-F for
the fiscal year ended December 31, 2005 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

May 03, 2006
Credit Suisse Group – Winterthur EEV Reporting 2005

Agenda

Introduction

John R. Dacey

Head of Strategy

Winterthur Group

EEV Disclosure

Jo Oechslin

Chief Risk Officer

Winterthur Group

Discussion

Appendix on Methodology

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Winterthur's approach to EEV
as presented on January 23, 2006

Commitment given to
disclose EEV in H1

EEV as robust and consistent industry standard

Winterthur to provide EEV 2004 / 2005 and analysis of change

Bottom-up stochastic calculation – values cash flows the way financial markets value similar cash flows

Allows for anticipated policyholder behavior and management
action

Stabilize and create value – measured in terms of EEV

Transparency by valuing options and guarantees

Risk-based product design

Optimized capital utilization

Deliver on policyholder expectations

… and Product
Management

Strong link into
ALM1) …

Market consistent basis

Approach and methodology to EEV discussed in January

Life & pensions business managed on the basis of EEV

1) ALM = Asset Liability Management

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Winterthur's business in Life & Pensions

Total business volume 2005

(CHF 19.3 bn)

Diversified business portfolio in

    Continental Europe, UK and Asia …

II. Central risk,

ALM, investment

processes

I. Local

execution

III. Operational

synergies through

connectivity

Operating model

Switzer-
land

Germany

Asia

UK

Spain

Benelux

CEE

7.0

4.6

1.1

0.5

1.0

3.5

1.6

… tied together by strong central risk, ALM
and investment management

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Winterthur's financial accounts
as introduced on April 11, 2006

1) Including corporate center costs

2) Individual health business Switzerland classified under

    discontinued operations

LP = Life & Pensions; NL = Non-Life; OA = Other Activities;
CC/E = Corporate Center/Eliminations

EEV disclosure consistent with new financial disclosure

5

Net revenues

29.5

20.2

9.2

0.2

(0.1)

Total benefits, claims and dividends

23.3

17.4

5.8

0.1

–

Total operating expenses

4.6

1.9

2.4

0.2

0.11)

Income from continuing

operations before taxes2)

1.6

0.9

1.0

(0.1)

(0.2)

Return on equity (%)

11.9

Total business volume

28.0

19.3

8.7

0.3

(0.3)

Shareholder's Equity 2005

9.7

6.4

4.1

0.1

-0.9

Shareholder's Equity 2004

8.2

5.7

3.3

0.2

-1.0

2005

in CHF bn, except where indicated

Winterthur

LP

NL

OA

CC/E

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Agenda

Introduction

John R. Dacey

Head of Strategy

Winterthur Group

European Embedded Value Disclosure

Jo Oechslin

Chief Risk Officer

Winterthur Group

Discussion

Appendix on Methodology

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Summary of Winterthur's
Life & Pensions EEV results

EEV

CHF million

VoNB1)

CHF million

5,471

2004

6,117

2005

15%

RoEEV2)

260

2005

Strong 15% Return on EEV achieved

Strong 2005 new business in volume
and margin

18%
APE3) margin

CHF

EUR

GBP

USD

JPY

  Interest

   rates

Rate
volatility

Equity
volatility

Key economic parameters

Curr.

–

–

+

–

–

–

–

–

–

–  Negative impact on EEV

+  Positive impact on EEV

Covered business: Life insurance, savings, pensions
and disability business, German health business4)

1) VoNB = Value of New Business

2) RoEEV = Return on EEV, including FX impact (14% RoEEV on a local currency basis)

3) APE = Annual Premium Equivalent

4) See appendix for further information on covered business

Impact from lower risk free rates,
higher interest rates and equity
volatilities well contained

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Analysis of change

Closing EEV
@31.12.2005

VoNB

Operating
variance

Economic
variance

Operating
assumptions

Market consis-
tent roll forward

Opening EEV
@31.12.2004

FX impact

Capital flows

+260

(+4.8%)

+247

(+4.5%)

-200

+3

(+0.1%)

+287

(+5.2%)

+83

(+1.5%)

5,471

-34

(-0.6%)

6,117

Favorable development of most currencies
against CHF

Strong new business contribution

Dividends to Winterthur parent company, and
transfers within Winterthur

Expected development if markets had evolved
as implied in year end 2004 capital markets

5,555

Strong equity and FX capital markets (ANAV
+446), lower interest rates (PVIF1) -443)

Lower assumed surrender rates for Swiss group
life, efficiency improvements (mainly in Spain)

1) Equals PVIF net of TVOG and CoC; PVIF = Present Value of Inforce; TVOG = Time Value of Options and Guarantees; CoC = Cost of Capital

CHF million

(% RoEEV)

Changes rele-
vant to RoEEV

EEV

Includes provisioning (e.g. for endowment
complaints in UK) and non-allocated expenses

Changes not
relevant to RoEEV

Market value of assets
Certainty equivalent value of liabilities
Time Value of Options and Guarantees
Cost of Capital
EEV

–

–

–

–

→

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Summary of methodology1)

Bottom-up stochastic calculation – values
cash flows consistently to financial markets

Market risks are incorporated including an
explicit deduction of the time value of
options and guarantees

Allows for anticipated management actions
and policyholder behavior

Cost of capital includes both frictional costs
on locked-in capital and additionally cost of
capital for non-market risks

Market consistent bottom-up approach, with minimum level of subjectivity in assumption setting

Methodology and disclosure compliant with CFO Forum's Principles

Deloitte & Touche reviewed EEV calculations, methodology and underlying assumptions

ANAV

PVIF

1) See appendix for details

May 03, 2006
Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Components of EEV

thereof

Required capital

Free surplus

CHF million

1,362

1,196

5,471

ANAV1)

-686

PVIF1)

5,037

TVOG1)

2,558

CoC1)

6,117

EEV 2005

-792

EEV 2004

Free surplus up by CHF 1bn

PVIF solely based on risk-free returns; no benefit taken for risk premiums

TVOG partly contained through ALM initiatives

Life & Pensions

1) ANAV = Adjusted Net Asset Value; PVIF = Present Value of Inforce; TVOG = Time Value of Options and Guarantees; CoC = Cost of Capital

2,043

2,558

PVIF

Net asset value

1,842

201

3,559

3,428

→

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Return on EEV (1/2)

Switzerland

Germany

MGI – Europe

MGI – Overseas

Other

Life & Pensions

@ 2005 FX rates

Life & Pensions

@ 2004 FX rates

CHF million

2,726

476

2,434

594

-113

6,117

EEV1)

2004

2,483

500

2,173

394

4

5,554

5,471

Capital
flows

-195

-36

87

46

-102

-200

EEV

2005

Return on EEV

Strong returns across geographical areas

European businesses contribute 90% of EEV

Overseas business provides strong RoEEV

1) At year end 2005 FX-rate, unless otherwise stated

18%

2%

8%

39%

14%

15%

EEV
created1)

438

12

174

154

-15

763

846

–
–
–

–
–

–
–
–

–
–
–

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Return on EEV (2/2)

Strong technical results in Group Life business

Improved surrender rates

Favorable equity and FX markets

Switzerland

(18% RoEEV)

Germany

(2% RoEEV)

Lower Interest rates and higher volatility impacting
Life and Health businesses

"WinFuture" program on track

MGI – Europe

(8% RoEEV)

MGI – Overseas

(39% RoEEV)

Efficiency improvements (mainly Spain)

Equity market performance with impact on UK business

Strong growth in CEE1) pension fund business

Strong new business and Nikkei rebound in JP

Strong new business and favorable economic environment Hong Kong

Interest rate decline in Taiwan Dollar with negative impact on Taiwan

1) CEE = Central and Eastern Europe

Value created across geographies

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Value of New Business

260

90

74

12

84

Switzerland

Life &
Pensions

MGI –
Overseas

Germany

MGI –
Europe

APE

282

239

712

226

1,459

VoNB

CHF
million

Strong business franchise across geographies

% of
APE

26

5

12

40

18

Considerable VoNB given low interest
rate environment

Positive VoNB given lower new bu-
siness volumes following boom in 2004

High growth in CEE pension fund
and UK unit-linked businesses

Strong positive contributions from JP
and HK businesses

Δ
Δ
Δ

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Key economic parameters

10 year risk free rate

YE 2005

2.4

2005

-0.3

Interest rate volatility1)

YE 2005

20.3

2005

+7.2

Equity volatility2)

YE 2005

18.7

2005

+2.1

3.5

-0.4

15.0

+3.1

22.4

+0.7

5.0

+0.2

15.4

+0.1

23.7

+2.1

4.5

-0.4

13.2

+0.3

19.2

+1.7

1.7

+0.3

20.7

-0.1

23.4

0.0

Exposure to key economic parameters addressed through tailored ALM initiatives

CHF

EUR

USD

GBP

JPY

Percent

      1)  Implied volatility of 10-year into 10-year swaption at-the-money

      2)  Implied volatility of long-dated at-the-money put options

Falling risk free rates
reduce PVIF

Higher implied volatilities increase TVOG

PVIF 1) (CHF m)

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

-200

Winterthur's approach to ALM
Sub-portfolio case example

Winterthur established risk mitigating strategies early-on, and continues to do so

EEV sensitivities reflect ALM measures

1) After TVOG

0

200

400

600

1.00%

1.50%

2.00%

2.50%

3.00%

CHF 10yr zero coupon rate

30.6.
2005

No risk mitigation

With risk mitigation

From Credit Suisse Analyst Day on Winterthur
Risk Management, January 23, 2006:

Case study – Linking ALM and EEV

Downside in case of a 100bp fall in
interest rates mitigated by some CHF
150 – 200m through risk mitigating
measures

Assets better match convexity of
liabilities

Reduced sensitivity of EEV to implied
volatilities

Key messages from case study

-100bp

Impact of 100bp inter-
est rate fall mitigated

PVIF1) base
case: 500m

CHF 150-
200m

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Interest rate sensitivity and ALM

+241

+120

+72

+519

+86

Risk free rates
-100bps

Switzerland

+100bps

Germany

MGI –

Europe

MGI –
Overseas

Life &
Pensions

-963

-134

-173

-252

-404

Impact on EEV in CHF million

Interest rate sensitivities reduced through ALM initiatives

EEV allows quantification of embedded options (incl. profit sharing) on the liability duration, and thus to link EEV to ALM

Liability duration
traditional business (years)

7.8

8.5

7.4

11.5

10.5

10.8

23.7

23.8

Duration of guarantees

Effective duration1)

1) Includes guaranteed liabilities as well as embedded options and profit sharing

Area

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Life & Pensions EEV
Other sensitivities

      1)  Equities and Interest Rates

      2)  ppt = percentage points. Base case: 3%

Additional sensitivities provide further transparency on relevant aspects of business

Impact on EEV
(CHF million)

Equity/property -10%

-495

+206

+168

+90 / -92

Surrender rates -10%

Maintenance expense -10%

Mortality and morbidity -5%

(Life assurance/Annuities)

Further CFO Forum
sensitivities

Relevant sensitivities disclosed

Selected additional sensitivities
not required by the CFO Forum

Volatilities1)  +10%

No dynamic lapse rates

CoC charge for non-
market risk -1ppt2)

Sensitivity to volatility contained
through ALM initiatives

CoC contains explicit charge of
CHF 447m for non-market risk

Assumed dynamic policyholder lapse
behavior reduces EEV by CHF 221m

-123

+149

+221

→

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Reconciliation to US GAAP equity

3,428

EEV incl.
remaining net
assets 2005

-964

2,756

6,117

OA
CC/E1)

Non-
Life

Life & Pen-
sions EEV

3,189

Reconciliation of EEV to both Life & Pensions and Winterthur US-GAAP equity provided

Net assets of remaining segments also provided

4,350

2,558

CHF million

PVIF-TVOG-CoC

ANAV / Net assets

3,559

3,559

US-GAAP
equity

8,243

9,702

6,409

4,124

-831

On net

asset basis2)

      1)  OA = Other Activities; CC/E = Corporate Center/Eliminations

      2)  US-GAAP equity, net of goodwill, allowing for the funded status of pension plans, and external debt marked-to-market

EEV incl.
remaining net
assets 2004

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

How EEV facilitates
managing the business

EEV values options and guarantees on the basis of management actions and anticipated policyholder behavior

Integral part of ALM and value management

ALM

Bonus policy

Enables management to assess the value impact of changing profit participating strategy and bonus policy

Business
planning

EEV plays a key role in Winterthur's target setting and performance management process for the life & pensions businesses

Product
development

Creates incentive to reduce guarantees and embedded options not considered relevant by policyholders

Provides framework to price options and guarantees

Transparency

Minimizes subjectivity in economic assumption setting

Transparent valuation through a market consistent approach

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Example:
Product innovation "WinLifeDynamic" (1/2)

WinLifeDynamic

(launched April 1, 2006 in
Switzerland)

Annual premium product;
savings premium guaran-
teed

Increasing guarantee with
lock-in mechanism

Performance potential
based on equity funds

Full transparency on
guarantee and upside

Profit par-
ticipation

Inception

Guarantee

Development
of equity fund

Equity
fund

Zero-
bond

Maturity

30

70

>0

100

Tailored ALM strategy for this product

ALM objective: All key-rate durations close to zero

Low ERC and low capital requirement under SST

EEV of product locked-in at inception

Allocation of savings premium to zero bonds and equity
fund such that initial and locked-in guarantee is met

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Example:
Product innovation "WinLifeDynamic" (2/2)

Winterthur as product innovator from a customer and from an economic perspective

As of 1.1.2006, the Swiss Insurance
Supervision Ordinance allows a
broader range of underlying assets
for unit-linked products 1)

Allows for a more efficient and
targeted structuring of life insurance
products

Winterthur is the first insurance
company in Switzerland to launch a
product on this basis

Product design based on a new
legislation in Switzerland, …

Product innovation facilitated through
efficient structuring possibilities

Various underlyings

Single/regular premium or annuities

Various levels of guarantees

Product design allows efficient risk
management on portfolio basis

…serving as basis for a range of new
flexible life insurance products

1) Previously, only EBK-approved funds have been permitted

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Summary

Strong 15% Return on EEV during 2005 for Life & Pension

EEV increase largely driven by increasing net assets

Tailored ALM initiatives implemented

Value creation across geographies

Strong CHF 260m new business value generation

Strong business franchise across geographies

Two thirds of new business generated across Europe

Business managed based on EEV

ALM linked to EEV

New product generations launched with more to come

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Agenda

Introduction

John R. Dacey

Head of Strategy

Winterthur Group

European Embedded Value Disclosure

Jo Oechslin

Chief Risk Officer

Winterthur Group

Discussion

Appendix on Methodology

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Appendix
Covered business

Focus of disclosure: Winterthur's Life & Pensions business

Life insurance, savings, pensions and disability business

German health business

Consistent with new consolidated financial statements

Included are relevant businesses providing administration, investment management, and other services (including Corporate Center)

More than 99% of technical reserves and pension fund assets under management are included on EEV basis

Smaller businesses included on basis of their US GAAP equity

Full reconciliation to Life & Pensions as well as overall Winterthur US GAAP equity

Winterthur's EEV disclosure solid and robust to provide increased transparency on its Life & Pensions business

→

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Winterthur complies with EEV principles

Appendix
Key elements of EEV calculation

Incorporation of risks in valuation

Cost of capital/ non-
market risk

Time value of
financial options
and guarantees

Market risk

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Based on implied future risk
free returns2) for all asset
classes

Discounting at risk-free rate

Intrinsic value of all
significant options

PVIF1) before time value of
options and guarantees

PVIF after time value of
options and guarantees
(risk neutral value 3))

Cash flows are valued market
consistently

Allows for anticipated dynamic
policyholder behavior and
management action

Appendix
Reflection of market risk including time value

Difference between PVIF before
time value and full stochastic
determination

Time value of options
and guarantees

Market risks are incorporated including an explicit deduction of the time value of options and guarantees

1) Present value of in-force business                    3) Based on up to 5,000 stochastic real world scenarios with scenario dependent, market consistent discount rates

2) At the valuation date

May 03, 2006
Credit Suisse Group – Winterthur EEV Reporting 2005

Cost of capital includes both frictional cost on locked-in capital and additionally cost for non-market risks

1) Net of policyholder surplus to support these requirements                                                                                    3) Possibly prior to publication of results

2) For German business, statutory equity is used as locked-in capital

+

Appendix
Non-market risks included in cost of capital

Capital base

Cost reflected

Required capital is greater of
100% of EU solvency or local
requirement 1)

Frictional cost of locked-in capital

Tax and investment expenses on
locked-in capital

Policyholder share of investment
return where applicable 2)

Economic risk capital (after
diversification) for following risks

Insurance

Business

Operational

Non-market risk

Annual percentage charge (level
contains elements of judgment)

Approach might be amended
based on emerging market
practice 3)

May 03, 2006 Credit Suisse Group – Winterthur EEV Reporting 2005

Appendix
Disclosed components in line with principles

Components of EEV in line with CFO forum principles and Winterthur's primary financial statements

1) Life companies for which no EV has been calculated are included on the basis of US GAAP equity

Based on statu-
tory1) accounts

Split between
required capital
and free surplus

Allowing explicitly for time value
of all significant options and
guarantees

ANAV (Adjusted
net asset value)

PVIF before time
value of options
and guarantees

Time value of
options and
guarantees

Cost of capital

EEV

Frictional cost on
locked-in capital

Plus cost of non-
market risk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: May 3, 2006
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications